Exhibit 1.01

DELPHI AUTOMOTIVE PLC
Conflict Minerals Report
For the Year Ended December 31, 2014

Introduction & Background

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) registrants whose manufactured products contain certain minerals which are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”). The Rule focuses on 3TG emanating from the Democratic Republic of Congo (“DRC”) region and nine adjoining countries (together, the “Covered Countries”). If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for Delphi products that were manufactured, or contracted to be manufactured, during calendar year 2014 and that contain Conflict Minerals. This CMR was not subjected to an independent private sector audit, as none is required pursuant to paragraph (c)(1)(iv) of the instructions to Item 1.01.

This report has been prepared by management of Delphi Automotive PLC (herein referred to as “Delphi,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all consolidated subsidiaries in which Delphi holds a controlling financial or management interest. It does not include the activities of non-controlled affiliates that are not required to be consolidated. When this report uses the term “conflict-free,” it means the referenced smelters or refiners are compliant with the Conflict-Free Sourcing Initiative ("CFSI") Conflict-Free Smelter Program ("CFSP").

Executive Summary of 2014 Conflict Minerals Program

Delphi surveyed a significant portion of its supply base for 3TG use in order to determine the sources of 3TG in its supply chain. As a result of these survey procedures, 244 unique smelter or refiner (herein collectively referred to as “smelters”) names were identified in Delphi’s supply chain. Of these 244 smelters, 32 were identified as sourcing, or we had reason to believe were sourcing, from the Covered Countries. We then exercised due diligence procedures over these 32 smelters, and as a result we identified 29 of these 32 smelters were validated as conflict-free. The remaining three smelters were actively pursuing compliance with the CFSP, and Delphi found no reasonable basis for concluding that these smelters sourced Conflict Minerals that directly or indirectly finance or benefit armed groups. Additionally, subsequent to the completion of our 2014 due diligence process, but prior to the filing of this report, all three of these smelters were validated as conflict-free by the CFSP.

Company Overview

Delphi is a leading global vehicle components manufacturer and provides electrical and electronic, powertrain, safety and thermal technology solutions to the global automotive and commercial vehicle markets. We are one of the largest vehicle component manufacturers, and our customers include all 25 of the largest automotive original equipment manufacturers (“OEMs”). As of December 31, 2014 we operated 129 major manufacturing facilities and 15 major technical centers, with a presence in 33 countries.

Products

As of December 31, 2014, we operated our core business along four operating segments, grouped on the basis of similar product, market, and operating factors:

Electrical / Electronic Architecture. This segment offers complete electrical and electronic architectures.

•	High quality connectors are engineered primarily for use in the automotive and related markets, but also have applications in the aerospace, military and telematics sectors.

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Electrical centers provide centralized electrical power and signal distribution and all of the associated circuit protection and switching devices, thereby optimizing the overall vehicle electrical system.

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Distribution systems, including hybrid high voltage and safety systems, are integrated into one optimized vehicle electrical system that can utilize smaller cable and gauge sizes and ultra-thin wall insulation.

Powertrain Systems. This segment offers high quality products for complete engine management systems (“EMS”) and products to help optimize performance, emissions and fuel economy.

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The gasoline EMS portfolio features fuel injection and air/fuel control, valvetrain, ignition, sensors and actuators, transmission control products, and powertrain electronic control modules with software, algorithms and calibration.

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The diesel EMS product line offers high quality common rail fuel injection system technologies including diesel injection equipment, system integration, calibration, electronics, and emission control solutions.

•	The Powertrain Systems segment also supplies integrated fuel handling systems for gasoline, diesel, flexfuel and biofuel configurations, and evaporative emissions systems.

Electronics and Safety. This segment offers a wide range of electronic and safety equipment in the areas of controls, security, infotainment, communications, safety systems and power electronics.

•	Electronic controls products primarily consist of body computers and security systems.

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Infotainment and driver interface portfolio primarily consists of receivers, MyFi reception systems, digital receivers, satellite audio receivers, navigation systems, displays (including re-configurable displays) and mechatronics.

•	Passive and active safety electronics primarily includes occupant detection systems, collision warning systems, advanced cruise control technologies, collision sensing and auto braking.

•	Electric and hybrid electric vehicle power electronics comprises power modules, inverters and converters and battery packs.

Thermal Systems. This segment offers energy efficient thermal system and component solutions for the automotive market and continues to develop applications for the non-automotive market. As previously disclosed, in February 2015 we entered into a definitive agreement for the sale of substantially all of the Thermal Systems business, which is expected to close by the third quarter of 2015, subject to regulatory approvals.

•	Main powertrain cooling products include condenser, radiator, fan module and charge air cooling heat exchangers assemblies.

•	Climate control portfolio includes HVAC modules, with evaporator and heater core components, air conditioning compressors and controls.

Following completion of our due diligence measures, as described below, it was determined that, like many of our peers in the automotive industry, Delphi’s products contain 3TG materials. Delphi considers these 3TG materials necessary to the functionality or production of a significant portion of our manufactured products in all of our operating segments.

Conflict Minerals Policy

Delphi has adopted a Conflict Minerals Policy which is publicly available at http://delphi.com/responsibility/products/conflict-minerals.

Management Systems

Delphi has established a management system for Conflict Minerals. This included the creation of a Conflict Minerals Team comprised of senior leaders from all functional areas of the Company impacted by Conflict Minerals. This team was created to support supply chain due diligence and the implementation and monitoring of an effective Conflict Minerals program. We have a grievance mechanism through which our employees and suppliers can report a violation of our policies, and maintain an e-mail address (conflictminerals.response@delphi.com) for suppliers and employees to report violations, ask questions and voice concerns. We established a system of controls over the Company's mineral supply chain, including the reasonable country of origin inquiry and due diligence procedures described below, as well as a risk assessment methodology designed to define, identify, mitigate and manage risks. Should a risk arise, it would be reported to a designated member of senior management.

Industry Partnership

Delphi supports an industry-wide approach to addressing social responsibility matters regarding Conflict Minerals. During the 2014 reporting period, Delphi was an active member in the Automotive Industry Action Group (“AIAG”). We also support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the Electronic Industry Citizenship Coalition, Incorporated (“EICC”) and Global e-Sustainability Initiative's (“GeSI”) Conflict-Free Sourcing

Initiative. The data on which we relied for certain statements in this report was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member DPHI.

Reasonable Country of Origin Inquiry to Understand Sources of Minerals in our Supply Chain

We procure our raw materials and components from a variety of suppliers around the world. We rely on our direct suppliers to provide information on the source of the 3TG materials contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Due to our size and the nature of our products, and the corresponding size and depth of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Additionally, a significant portion of our supply chain is not covered by reporting obligations pursuant to the Rule, which limits the influence of Conflict Minerals reporting requirements on these portions of the supply chain.

In order to understand the sources of 3TG in our supply chain, we performed a reasonable country of origin inquiry ("RCOI"), which included surveying a significant portion of our supply base (representing approximately 2,500 suppliers and/or original manufacturers that supply parts and materials for products manufactured by Delphi). Delphi’s 2014 RCOI process was designed to include substantially all of the parts and materials necessary to the functionality or production of products manufactured by Delphi in 2014.

These suppliers and original manufacturers were contacted, provided with Delphi’s Conflict Minerals policy, and requested to disclose to us the sources of 3TG materials used in the products sold to us via the Conflict Minerals Reporting Template (“CMRT”) developed by the CFSI. For suppliers that did not provide adequate responses, where additional follow-up was needed based on the Company’s internal risk assessment methodology, or if responses were not provided timely, we actively solicited clarifications and responses.

Our 2014 RCOI and supplier response results represented approximately 80% of the Company’s total Annual Purchase Value (“APV”). After review of these responses, 244 smelters were identified as smelters of 3TG, consistent with the smelter definitions agreed upon by industry and the audit protocols published by the CFSI.

Delphi assessed the country of origin information for the 244 smelters identified in our supply chain, and determined that 32 of these smelters either source, or Delphi had reason to believe they source, conflict minerals from the Covered Countries. These 32 smelters have been identified to source from the DRC, Rwanda and Tanzania. This assessment was based on information directly from the smelters, information received through the CFSP and/or other public information available at the time.

In accordance with the Rule’s requirements for conflict minerals that are, or Delphi had reason to believe are, sourced from the Covered Countries, Delphi was required to exercise due diligence on these conflict minerals’ source and chain of custody in accordance with a nationally or internationally recognized due diligence framework.

Due Diligence Process

Design of Due Diligence

Delphi designed its due diligence measures to be consistent with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten, and gold (the “OECD Framework Guidance”).

Due Diligence Procedures and Results

Based on its assessment of the survey responses received from suppliers as part of its RCOI process, Delphi performed due diligence measures in a manner consistent with the OECD Framework Guidance on the 32 smelters that were identified as potential sources of 3TG in our products, which was or may have been sourced from the Covered Countries. Of these 32 smelters, 29 smelters were validated as conflict-free by the CFSP and were accordingly listed on the CFSP’s website as CFSP compliant, meaning that the smelters have been validated as complying with the CFSP’s, or an equivalent, independent third-party audit program.

Delphi contacted the remaining three smelters that were not validated as conflict-free by the CFSI. All three smelters indicated a commitment to becoming CFSP compliant, and were listed as "active" by the CFSP, meaning that these smelters have committed to undergo a CFSP audit. These three smelters were also reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the Covered Countries. This investigation included a review of the 2014 interim and 2015 final reports by the United Nations (“U.N.”) Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project, Global Witness, and Southern Africa Resource Watch, Radio Okapi (the U.N. funded news organization in the conflict region of the DRC) and a search of publicly available information. As a result of this process, none of these three smelters were identified in any of these sources as directly or indirectly financing or benefiting armed groups in the Covered Countries. Additionally, subsequent to the completion of our 2014 due diligence process, but prior to the filing of this report, all three of these smelters were validated as conflict-free by the CFSP.

Facility and Mine Information

At the end of the 2014 reporting period, the definition of a smelter was still in discussion by the CFSI and industry leaders, and the final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) in our supply chain that have been identified to source, or those which we have reason to believe source, from the Covered Countries and were not CFSP compliant included one tantalum smelter, one gold refinery, and one tungsten smelter. Two of these smelters are in China and one is in Austria. As noted above, all three of these smelters were actively pursuing compliance with the CFSP and were listed as ‘active’ by the CFSP, and subsequent to the completion of our 2014 due diligence process all three of these smelters were validated as conflict-free by the CFSP.

Smelters in our supply chain which source, or which we have reason to believe source, from the Covered Countries have been identified to source from the DRC, Rwanda and Tanzania.

The mines used by these smelters are not publicly available and were not disclosed by these smelters.

Steps to be taken to Mitigate Risk

The activities undertaken by the Company as described within this report have helped to mitigate the risk that the 3TG materials necessary to our products benefited armed groups in the Covered Countries. Going forward, we intend to take the following steps to improve our due diligence process and further mitigate the risk that the 3TG materials necessary to our products benefit armed groups:

1)	Continue to strengthen our engagement with our suppliers regarding Conflict Minerals, including requiring CMRT information for key suppliers and any new supplier;

2)	Continue to drive our suppliers to obtain current, accurate, and complete information from their supply chain about their smelters and refiners of Conflict Minerals;

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Engage directly, or indirectly through suppliers and/or relevant industry partnerships, smelters identified as part of our supply chain which are sourcing, or believed to be sourcing, from the Covered Countries to become CFSP compliant; and

4)	Continue to participate in the AIAG, CFSI, or other relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Additional Risk Factors

The statements within this CMR are based on the RCOI process and due diligence performed in good faith by Delphi, and are based on the information available at the time. A number of factors could introduce errors or otherwise affect the statements made within. These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions in information provided by suppliers, errors or omissions in information provided by smelters, lack of a final smelter definition (among the CFSI and industry leaders) for all metals at the end of the 2014 reporting period, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, errors or omissions in public information, translation of public data, oversights or errors in conflict-free smelter audits, Covered Country-sourced materials being declared secondary materials, illegally tagged conflict minerals from Covered Countries being introduced into the supply chain, certification programs not being equally advanced for all industry segments and metals, and smuggling of Conflict Minerals from Covered Countries to countries beyond the Covered Countries.

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